

August 26, 2010

Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands

> **Re:** **Tornier B.V.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 11, 2010**
> **File No. 333-167370**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Facing Page

1.   We note your response to prior comment 2. With your amendment that addresses previous comments, please include a letter that clearly explains how you addressed each comment.

If our private label manufacturers fail to provide us with sufficient supply, page 11

2.   Please reconcile your disclosure that the private-label manufacturing agreements create risks like those in this risk factor with your representation to us in your response letter that the agreements are immaterial. We may have further comment regarding more specific disclosure of the terms of these agreements and filing the agreements as exhibits to your registration statement.

If we lose one of our key suppliers, we may be unable to meet customer orders, page 13

3.   It appears that in response to prior comment 3 you deleted disclosure from this
        section. However, due to the deletion of the agreement terms and automatic renewals
        disclosed in response to prior comment 18 of our July 2, 2010 letter is now omitted.
        Therefore, we reissue prior comment 3 to clarify when the agreements with your key
        suppliers end and the circumstances under which the agreements could be terminated.

If we are subject of any future intellectual property lawsuits, page 19

4.   We note your response to prior comment 4; however, that comment also sought
        disclosure of the portion of your business that would be affected by an adverse
        outcome related to the patents and applications mentioned in the last sentence of the
        risk factor. Therefore, we reissue the comment.

Special Note Regarding Forward-Looking Statements and Industry Data, page 39

5.   We are unable to agree with your analysis or conclusions in your response to prior
        comment 6. Please file Millennium Research Group's consent as an exhibit to your
        registration statement.

Other Transactions, page 51

6.   We note your response to prior comment 8. It is unclear why you believe that your
        related-person transactions are sufficiently significant as to be highlighted in your
        Management's Discussion and Analysis while at the same you do not file the
        agreements for investors to evaluate and you represent to us that the agreements are
        immaterial. Please reconcile.

Acquisitions and Other Corporate Transactions with Related Parties, page 137

7.   Your response to prior comment 16 appears to be citing an instruction to Regulation
        S-K Item 404(a) that is used to determine the amount of the transaction, not to
        determine the date at which you should provide the disclosure. Please update your
        disclosure.

Repurchase of Shares, page 150

8.   We note your response to prior comment 22. However, you continue to refer to
        reserves required by Dutch law without disclosure of the scope of the restriction
        caused by the reserve requirement. Therefore, we reissue the comment.

Other Relationships, page 169

9.   Please tell us how the deletions mentioned in your response to prior comment 23 are consistent with Regulation S-K Item 508(a).

Consolidated Financial Statements

General

10.   Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Note 20. Litigation, page F-41

11.   We reference your response to prior comment 25 in our letter dated August 2, 2010. Please revise your footnote to clearly disclose the items that you considered in determining that there is no reasonably estimable loss within the range of possible outcomes that is probable of occurring, similar to your response. For example, disclose that you considered the progress of the case, the views of legal counsel and the facts and arguments presented at the original jury trial along with any other relevant information considered to arrive at your conclusion.

Exhibit 10.35

12.   Please file as an exhibit the complete agreement. We note Annex 1 of the agreement is missing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Christopher Greer, Esq.